Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

415-315-6385

F 415-315-4829

March 13, 2012

Jessica Riley Hale

(415) 315-6385

Jessica.hale@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Sally Samuel

Re:	Preliminary Proxy Statement of RS Variable Products Trust (the “Trust”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with the U.S. Securities and Exchange Commission (the “Commission”) on February 28, 2012 (File No. 811-21922) (the “Proxy Statement”).

Dear Ms. Samuel:

This letter responds to comments of the staff of the Commission (the “Staff”) provided verbally by you on March 2, 2012, regarding the preliminary Proxy Statement of the Trust relating to a meeting of shareholders of RS Partners VIP Series, RS Value VIP Series, and RS Global Natural Resources VIP Series, each a series of the Trust (collectively, the “Funds”). For convenience of reference, your comments have been summarized before each response. Capitalized terms used herein and not otherwise defined herein are used as defined in the Proxy Statements.

1.	Comment: Please confirm that the last paragraph of the cover letter to the Proxy Statement regarding transfer instructions is consistent with the language describing transfer rights in the Proxy Statement and with any language in the variable annuity contract prospectuses with respect to liquidations. Is there any disclosure in the variable annuity contract prospectuses regarding transfers of money into RS Money Market VIP Series in the event of the liquidation of a fund?

Response: The last paragraph of the cover letter to the Proxy Statement will be revised as follows to make it fully consistent with the language describing transfer rights in the Proxy Statement:

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“You may submit transfer instructions as to the ~~reinvestment~~ transfer of your contract values currently allocated to a Fund to other allocation options under your variable annuity contract or variable life insurance policy prior to the Liquidation Date.”

In addition, The Guardian Insurance & Annuity Company, Inc. (“GIAC”) has confirmed that the language in the Proxy Statement describing transfer rights does not conflict with applicable disclosure in the variable annuity contract or variable life insurance policy prospectuses. The prospectuses for both variable annuity contracts and variable life insurance policies allow the respective contract or policy owners to transfer their contract values to RS Money Market VIP Series.

2.	Comment: In Part I of the Proxy Statement, the disclosure under the heading “Plan of Liquidation” should specify that the liquidation of the Fund will be done in accordance with the plan of liquidation for each Fund (each, a “Plan of Liquidation”) and that the liquidating distribution will be made without the deduction of any fees or the imposition of any charges.

Response: The requested change will be made.

3.	Comment: In Part II of the Proxy Statement, please delete the following italicized introductory sentence: “The following discussion in this Part II is based on information provided to the Funds by GIAC.” Also in Part II of the Proxy Statement, under the heading “Federal Income Tax Consequences,” please delete the following italicized introductory sentence: “The following information is being furnished by GIAC for the information of Contract Owners.”

Response: The Trust respectfully declines to make the requested changes, as the language to which the italicized introductory sentences refer has been provided to the Funds by GIAC. The Proxy Statement is filed with the Securities and Exchange Commission and provided to contract owners on behalf of the Funds, and the Funds have relied on information provided by GIAC to the Funds in preparing the Proxy Statement. The Trust believes it is important to make clear to contract owners which information included in the Proxy Statement has been provided by GIAC, as the issuer of the variable annuity contract or variable life insurance policy owned by such contract owners.

4.	Comment: In Part III of the Proxy Statement, under the heading “Principal Underwriter,” please specify the address of the principal underwriter of the shares of each Fund.

Response: The requested change will be made.

5.	Comment: In Part IV of the Proxy Statement, under the heading “Available Information,” please disclose that the semiannual report preceding the most recent annual report is available. Additionally, please revise the link to the website where each prospectus and each report are available to link directly to such information.

Response: The requested change will be made.

6.	Comment: In Appendix A to the Proxy Statement, please file the actual Plan of Liquidation for each Fund, instead of a “form of” Plan of Liquidation.

Response: The requested change will be made.

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Should you have any questions, please do not hesitate to call me at (415) 315-6385. Thank you for your assistance.

Very truly yours,

/S/ JESSICA RILEY HALE

Jessica Riley Hale

cc:	Benjamin L. Douglas, RS Variable Products Trust

Marianne E. Clark, RS Investment Management Co. LLC

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP

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